Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of a video on IPO Edge featuring an interview with Christian Weedbrook in which the business combination between Xanadu Quantum Technologies Inc. (“Xanadu”) and Crane Harbor Acquisition Corp, (“Crane Harbor”) is discussed.

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John Jannarone: Hi, it’s John Generone, Editor-in-Chief of IPO Edge. Very happy to be here with the founder and CEO of Xanadu. We’ve got Christian Weedbrook.

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John Jannarone: This is a really interesting company. We, in fact, already had a quantum company earlier this week, so a lot going on in this world. And something else I want to get into during the conversation is that, in fact, these companies have performed quite well, even within the scope of SPACs. We did a lot of coverage of SPACs over the years, and interestingly, this sector has stood out by far as the most successful, from my observation.

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John Jannarone: addition.

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John Jannarone: The company’s going public with a merger, through a merger with Crane Harbor Acquisition Corp, which trades on NASDAQ as CHAC. For those of you who are not that familiar with SPACs, effectively, if you were to purchase shares of CHAC now, the ticker will change to Xanadu’s new ticker, upon consummation of the merger, and there’s a vote coming up, I believe, in just several days here. But we’re gonna give Christian a chance to give you the whole

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John Jannarone: story, straight from the horse’s mouth. Before we do, I want to remind everyone we welcome questions live, which Christian will answer. The simplest way is to pop those into your Zoom portal, right in front of you, and all of us will see those. You can also send an email to editor at ipo-edge.com.

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John Jannarone: And finally, we encourage you to check out the full interview

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John Jannarone: replay along with some highlights. Simplest way to find that is, this afternoon, go to our website, ipo-edge.com, or look up the CHAC ticker on your Bloomberg terminal, Reuters terminal, or on Yahoo Finance. With that, we’re gonna watch a little overview video where Christian’s gonna tell a bit about the origin story here.

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Jarrett Banks: I took a few years off after high school, and then decided to go back to university and looked at what I was good at at high school, which was mathematics.

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Jarrett Banks: And then really got into the exciting field of quantum technologies, and that really set me off in my journey where I am today.

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Jarrett Banks: I really like the word obsession. I just love, you know, being obsessed with the ability to sort of build something from nothing.

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Jarrett Banks: Yes, this is the world’s first scalable and networked quantum computer. We called it Aurora, and it’s made up of, as you can see, four server racks that really don’t look out of place in a normal data center, which is a good sign.

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Jarrett Banks: One of the biggest problems that we really want to solve in quantum computing, things related to material design and quantum chemistry. Imagine creating a new battery the world has never seen before, but could actually charge 10 times faster, have a range of 10 times longer than what we currently have. Take a specific example of drug discovery, from the computer simulations all the way through clinical trials. Not many people know, but it can take 10 years. 90% of the candidates that they start off with fail.

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Jarrett Banks: Imagine now a new computer, a quantum computer, that can actually solve this in not 10 years, but perhaps a year or less.

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Jarrett Banks: Once we have a large-scale clinical computer, what new discoveries are there to be made?

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Jarrett Banks: Ultimate vision here at Xanadu is to build a large-scale quantum computer, so that would be hundreds of server racks that are networked together. We want to build these quantum data centers all around the world. And the other part of the strategy is to sell these individual quantum server racks to other partners around the world, so they can build their own data centers as well. We actually work with a number of partners in the automobile industry. Volkswagen, BMW, and Toyota have been great partners. I always love reading

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Jarrett Banks: about the Abraham Lincoln, where people would describe him as a little engine that would never quit. Well, I could probably do that. That doesn’t seem that hard. If you don’t quit, how do you fail? When you have a mission that’s meaningful and purposeful.

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Jarrett Banks: You want to see it through, put it in the context of building a new type of computer that is really going to help people and really change our worlds. Bring those two things together just keeps me going, and I’ve no thought of giving up.

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John Jannarone: All right, great. With that, we’re going to, introduce our guests. I’m going to pass the baton to, Chief Operating Officer Jared Banks. Jarek, go ahead.

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Jarrett Banks: Thanks, John, and Christian, welcome to the program. Let’s start at the beginning. What does Xanadu do, and how would you explain the company at a basic 101 level?

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Christian Weedbrook: Yeah, thank you for having me. So, Xanadu is a quantum computing company. We’re a full-stack company, so we actually build the quantum computers, characterized, in our case, by using photons or light to build these quantum computers.

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Christian Weedbrook: And then we also have the software layer on top. This is demonstrated through our product called PennyLane. It’s one of the most widely used software offerings anywhere in the world for quantum computers.

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Christian Weedbrook: And then we work on the algorithms and use cases. What are people going to do once we build this large-scale quantum computer?

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Christian Weedbrook: So that’s really the essence of Xanadu. Hardware, software, and then we work on partnerships and use cases. And I guess, you know, another thing to look at is why quantum computing? Given all that, why do we even care about it? And I like to go back to one of our previous quantum computers that we called Borealis.

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Christian Weedbrook: Borealis solved the problem. It was an esoteric math problem, but an important stepping stone to commercialization.

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Christian Weedbrook: It solved a problem that would have taken 7 million years for the world’s largest supercomputer at the time. Borealis solved it in 2 minutes. So that’s kind of, you know, that’s kind of like, wow, 7 million years down to 2 minutes. And now the next step for large-scale quantum computers is see that sort of…

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Christian Weedbrook: reduction from millions of years to minutes, but using, for important customer problems. And so that’s why we care about quantum computing, and our role in it is the hardware and software approach.

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Jarrett Banks: Great. Now, we were just speaking a few moments before in the green room here. You’re originally from Brisbane, Australia. Tell us a little bit about your journey from becoming a researcher to a founder.

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Christian Weedbrook: Well, when I grew up, I had, I grew up inside a kangaroo’s pouch, as we all do in Australia. But really, you know, I, was doing… I was okay at math at school, and then, so at university.

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Christian Weedbrook: I majored in math, but was really excited about applied mathematics, and then I was even more excited about even more applied math, and that became physics.

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Christian Weedbrook: And so I majored in math and physics in undergrad, and then after that did an honors degree, which is kind of a master’s degree, in secure communication, quantum secure communication. And, after that, that led me to photonic

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Christian Weedbrook: quantum computing, and did a PhD in that. And, was just loving learning, and particularly something that was very much,

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Christian Weedbrook: highly technical, highly innovative, but you knew it would be very different if you could commercialize it to anything else that’s gone before it. And so after that, I was a postdoc at MIT, and then a postdoc at the University of Toronto. And, you know, even before all this that I mentioned, I love reading about entrepreneurs.

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Christian Weedbrook: And I still read today as much as I can about businesses and entrepreneurs. And so those two things came together in 2016, where I thought, well, why not try and start a company

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Christian Weedbrook: Based on the type of photonic quantum computing approach that I was a part of in the academic, community. And so, fast forward to where we are today, we’ve got 200 and… over 250 folks, one of the world’s leaders, and looking to go public, very soon.

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Jarrett Banks: Alright, what makes photonic quantum computing different from other quantum modalities?

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Christian Weedbrook: Well, there’s two choices you can make. Either build it out of photons, so we’re used to photons in terms of fiber optics, lasers, and things of that nature. So, you can build it out of that, or you can build it out of electronics. And so electronics, we’re very familiar with traditional electronics. The computers we’re using now fall into the electronics bucket.

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Christian Weedbrook: So, as long as you can access quantum properties that you care about, which leads to these speedups, then you can build a quantum computer out of photons or electrons.

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Christian Weedbrook: Now the reason why we’ve chosen photonics is…

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Christian Weedbrook: A couple of reasons, and the first one is to do with network ability. The ultimate goal for us, or pretty much anyone in the industry, is to have a larger, large-scale quantum computer.

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Christian Weedbrook: And, what that means is many smaller quantum computers that are networked together. And, it’s much easier to network quantum computers that are photonic-based, because networking is defined through photons. So, let’s say instead of having hundreds of server racks, you have two server racks like this.

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Christian Weedbrook: We would have photons computing in here, others would have electrons. But both would have a connection, a fiber optics cable connection that’s photonic-based. For us, the photons here get connected to the photons, or the same photons that get distributed, or…

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Christian Weedbrook: Or sent to this server rack here. Other approaches, electronics, I think,

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Christian Weedbrook: Superconducting qubits, neutral atoms, iron traps, and so forth. They’re using electrons in these server acts, but they have to convert from electrons

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Christian Weedbrook: to photons, and back again to electrons to keep computing. It’s very difficult to do that. It’s lossy, it’s noisy, and it’s also probabilistic. At Xanadu, though, a year ago, we had a new quantum computer called Aurora.

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Christian Weedbrook: that we solve the networking problem. In fact.

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Christian Weedbrook: What we had is four server racks that are operating using photons, but distributing information through fiber optics. And so we could have gone up to hundreds of server racks today if we wanted to, meaning the scalability side has been solved. So network ability, which leads to scaling, that’s great about photonics. The other one is,

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Christian Weedbrook: we can work with large-scale foundries, and in fact, we do. So there’s a lot of foundries that exist around the world that have been servicing the telecommunication industry for many decades now. They’ll take our chip designs, so we do all our chip designs ourselves, send them off to these foundries.

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Christian Weedbrook: They make or fabricate these chips and send them back to us, and then we take over completely from there. We do all the test and measuring, the dicing of the wafers, the packaging, and the final assembly.

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Christian Weedbrook: So, network ability gives scaling, which is great about photonics. The ability to use pre-existing foundries is really important as well. And then the fact we didn’t have to invent a laser or fiber optics, a lot of the key components for our approach.

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Christian Weedbrook: Which, ultimately, all these things lead to, the possibility that we’re going to be really one of the leaders in the world in terms of large-scale quantum computer, and significant cost savings as well.

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Jarrett Banks: Alright, that makes a lot of sense. Now, you’ve got some major partners like AMD, Volkswagen, Mitsubishi Chemical Group, and Rolls-Royce. What kind of problems are you solving for them?

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Christian Weedbrook: Yeah, I’m glad you mentioned them. We just announced AMD a couple of days ago, and a few weeks before that, Lockheed Martin as well, and then the other ones you mentioned.

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Christian Weedbrook: The way that revenue is achieved today, by us and others in the industry, for the most part, is really about

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Christian Weedbrook: offering a package deal to customers, including the customers you mentioned there. So we would offer hardware access, so cloud access, we would offer software access to our Penny Lane, offer access to our algorithm use case researchers that I mentioned before, all of that, and then we charge for this package.

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Christian Weedbrook: More specifically, say, with AMD, which we announced a couple of days ago, we provided the Penny Lane, the quantum software expertise, and they provided their AMD chips. So it’s really this quantum classical hybridization that, went very well, and by working and optimizing with AMD, in this case.

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Christian Weedbrook: we’re able to work, you know, simulate problems that would have been taken 25 times longer using other methods. So that was really big, and that was in the simulation of aerospace, engineering, so computational fluid dynamics.

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Christian Weedbrook: Lockheed Martin, we’re working with them on, quantum machine learning, projects, and also Penny Lane is a vital key for that as well. So, many, many of them, I would say our first go-to-market strategy is really in the field of quantum chemistry and material design.

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Christian Weedbrook: And beyond that, there’s many others, too. You think about drug discovery, pharmaceuticals, finance, AI, defense, and so forth.

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Jarrett Banks: It’s an exciting time. John previously mentioned, the SPAC transaction with Crane Harbor. How did that come together?

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Christian Weedbrook: Well, it’s an interesting story. We had great success in the private markets. We’d raised, including government funding, I think $290 million in the private sector. And we did start about a year ago what would have been our Series D raise. It was going well, but to be honest, it was slow, and we would have gotten there.

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Christian Weedbrook: But we saw what was happening in the public markets with some of the really good quantum public stocks out there, and we thought, that’s probably a faster way to raise money, because it’s all about capital, particularly when you’re building the hardware like we are. And so,

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Christian Weedbrook: We… and I think that was validated because we raised our pipe within 4 weeks, and that was $275 million. 90% are actually new investors, including AMD.

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Christian Weedbrook: And so, I think that validated the approach. The SPAC Trust itself is $227 million, so in principle, access to up to around half a billion dollars by going public.

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Christian Weedbrook: And we did it in very quick order, and as mentioned, going… on track to go public by the end of this month. So, that’s really how it came about, and when you’re building quantum computers, capital is important, and going public also allows us

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Christian Weedbrook: have access to the public markets in terms of capital, but also, you know, continue to hire the best. We have now the option of liquidity in terms of compensation by going public. And also, if there’s any acquisitions that we want to do in the future, this gives us the avenue to do that as well.

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Jarrett Banks: Great. Now, the SPAC is currently priced at a significant discount to some publicly traded quantum computing companies. How should investors think about that gap?

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Christian Weedbrook: Well, in my…

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Christian Weedbrook: very humble opinion. I think it’s a great opportunity for investors, given what you mentioned in terms of our valuation compared to others.

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Christian Weedbrook: To be honest, I think it’s a great buy. I think, you know, where we’re filling the public markets is investors have a hard time, understandably, of understanding who are the leaders in this field, and so what we’re seeing is investors placing money investment in different modalities. There’s a big gap in terms of pure play for tonic quantum computing companies, and so that’s what we’re filling.

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Christian Weedbrook: So I think investors, it’s great for them to know that, and also know the fact that Penny Lane, our software, is one of the most widely used software offerings anywhere in the quantum… in the world for quantum computers. Now they have a chance to invest directly in that through us.

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Christian Weedbrook: So we’re at a great price, we’re very confident in our photonic-based approach, and hopefully investors will see that.

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Jarrett Banks: Alright, where are you today in terms of commercialization and near-term revenue opportunities?

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Christian Weedbrook: Well, we do have revenue now. It hasn’t been our main focus. Our main focus is building a large-scale quantum computer, and it will continue to be that. I think investors in this field know a large-scale quantum computer won’t happen tomorrow or next year.

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Christian Weedbrook: We’ve said publicly we anticipate to build this large-scale quantum computer by 2029, 2030, around that time frame.

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Christian Weedbrook: And revenue for anyone in the field really shoots up dramatically, almost like a step function. You have a certain amount, and then it goes up like this, proportional to, you know, where you are with this large-scale quantum computer, because it’s only then, when you have this large-scale quantum computer, can you truly start solving important customer problems.

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Christian Weedbrook: that a traditional computer cannot do. So, we’re all headed there, particularly Xanadu. We’re focused for many years now just on error correction and fault tolerance, scalability, which I mentioned we’ve solved. So, investors, and I think investors know that, too. It’s a step function where

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Christian Weedbrook: you either have a large-scale quantum computer or you don’t, and it’s a race to get there. And the first few that get through there, including, hopefully, Xanadu, will be able to take a large share of the market.

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Jarrett Banks: Makes sense. How do you plan to deploy the capital raised to drive growth?

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Christian Weedbrook: Well, what’s interesting is, even in the private markets and continues to be today, is, approximately 75% of the capital has always been hardware-related, including hardware salaries, and that will most likely be around that 75% going forward.

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Christian Weedbrook: And that 75% is mentioned as salaries, so hiring people, continuing to hire out the best when it comes to photonics and integrated chip designs.

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Christian Weedbrook: And then also, more and more foundry slash fabrication runs as well. We work with 5 or 6 foundries around the world.

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Christian Weedbrook: doing more and more dedicated runs there, and the reason why is that that allows us to improve the performance of the chips, which is a very big factor in terms of how we’ll achieve this large-scale quantum computer. So, that’s essentially the deployment. Obviously, buying more and more tools.

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Christian Weedbrook: Scaling out our facility and so forth.

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Jarrett Banks: What excites you the most about quantum computing in the next 5 to 10 years, if you look into your crystal ball?

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Christian Weedbrook: Well, getting to this large-scale quantum computer, we know there’s quite a few applications that customers will love to see, so I’m excited about that, as mentioned, material design and quantum chemistry. But I’m even more excited about the applications we don’t know about yet, we haven’t discovered. That’s where the exciting part comes for me personally.

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Christian Weedbrook: Once we get this large-scale quantum computer out to the masses through the internet, and, you know, offering quantum computing as a service.

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Christian Weedbrook: what people can discover on that is going to be truly remarkable, and so that’s what I’m mostly excited about.

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Jarrett Banks: Alright, great. I’m gonna pass the baton to John here, and I see we have a question in the queue.

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John Jannarone: Great, yeah. Christian, we’ve got some more questions we planned on already, but let’s go to Angelo here from the question box. Angelo may be new to SPACs, he’s saying, and he’s just asking if I purchase, CHAC right now, but I actually like to have my shares in Canada on the TSX,

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John Jannarone: Yeah, will they trade there as well as NASDAQ? I’m actually not sure, Christian. What’s the answer to that?

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Christian Weedbrook: Yeah, what we can say to that is that we’ll be dual-listed, and I believe the current thinking is on the same day, so we’ll be dual-listed on the NASDAQ as well as the TSX, so there’ll be opportunities for interested folks to go either of those places.

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John Jannarone: Great. Christian, I want to ask you about the wave of IPOs everyone’s expecting, the mega, the mega deals, the $100 billion valuations plus that are out there, potentially.

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John Jannarone: Does that… does that concern you, or do you think it’s a good thing there’s that much enthusiasm around this broad space? Of course, a lot of investor dollars will have to go into those deals, but on the other hand, you’re coming earlier than they are.

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Christian Weedbrook: Yeah, I think that’s what I was gonna say. We’re coming earlier than the big deals. You know, hearing about SpaceX and a few others, I think it’ll be…

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Christian Weedbrook: hopefully a bonanza year for IPOs, and SPACs. We are coming earlier, so I don’t think we’re affected by that. I think it can only mean good things.

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Christian Weedbrook: And quantum is very much about… and our approach is long-term thinking, so I think that’s, you know, we always think beyond this year, beyond the year after that. We’re really focused on 2029, 2030, and I think a lot of our investors are thinking the same way as well.

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John Jannarone: Great. Now, Christian, if I’m an investor looking to make one of my first couple of investments in this sector, broadly, you can think about hardware versus software. You’re a bit of a blend, I guess? How do you have that conversation? You must have investors saying, where’s the best place to put my money early on?

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Christian Weedbrook: I think that’s the appeal of our… of Xanadu, is the fact that we are full stack. So, we are designing and building photonic quantum hardware, which, I should tell your viewers, is the only approach that transcends all quantum technologies. Photonics goes…

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Christian Weedbrook: You can build quantum computers out of it, quantum sensors, communication, networking, all things. So, I like the fact that we have that agnostic nature, but we are focused on building large-scale photonic quantum computers.

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Christian Weedbrook: But also the Penny Lane. I think that’s what investors, they like that combination, and if they only like one, they get that one, but if they like both, and ultimately, if you look at any hardware, software is needed at a high level to control the hardware, so…

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Christian Weedbrook: They… the reason why we do both is they work very closely together anyways, to really build the best… best of both worlds.

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Jarrett Banks: Did he freeze?

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John Jannarone: Alright, now, another slightly technical question, at room temperature, rather than these super chambers where a lot of the other ones need to operate, can you explain why that’s so important?

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Christian Weedbrook: Yeah, for sure. Most, other approaches, if not all, have… well, we all have some need for cooling, even Xanadu, but we believe we have one of, if not the lowest footprint in terms of the amount of cooling needed, and that means

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Christian Weedbrook: Cryogenics, plus also laser cooling as well. Laser cooling, not many people know, is a thousand times colder than the cryogenics, which is at millikelvin, so it’s at micro.

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John Jannarone: Wow.

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Christian Weedbrook: Yeah, and, we do need some cooling, but…

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Christian Weedbrook: It’s more the analogy would be switching on the computer or getting it started, up and running, is where we need cooling. The qubits themselves, the measurements, and the gates, they all operate at room temperature, meaning no cryogenics and no laser cooling, and I’m pretty sure we’re the only one in the world that can say that in our approach.

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Christian Weedbrook: We’re photonics, but there’s different types of photonics that can’t say that. So, we’re really excited about that, and ultimately that allows the iteration process much faster.

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Christian Weedbrook: It also allows energy savings, it also allows you to think one day to shrink even the data center smaller and smaller to smaller products as well, which I think is pretty cool to think about.

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John Jannarone: Well, Christian, as someone knows physics and applied math like you do so well, maybe there’s a way you can explain this. As you try to do anything and approach absolute zero, it must get incredibly expensive to keep that environment as it is, and so that’s a big thing that’ll help you guys without needing to put the capital into that, am I right?

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Christian Weedbrook: That’s right, and just the need for less of this cryogenics, just in general, means less complexity overall, but you’re absolutely right, and that’s why we’re always thankful for the type of photonics that we use to build our quantum computer.

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John Jannarone: Great. Now, one metric that jumped out at me in the investor presentation, it’s very easy to find this for our viewers, just Google or search, investor presentation, Xanadu, and you’ll find it. There was a clock speed bar on one of these tables, and you were head and shoulders above most of the pack. Can you explain why that’s so important?

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Christian Weedbrook: Yeah, I think that’s a really good, awesome aspect of our photonic-based approach. And to be fair, anyone that does photonics can leverage this. But as mentioned, you can build a quantum computer out of photons or electrons.

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Christian Weedbrook: We’re significantly faster than all the electronic-based approaches. So, superconductors, I believe, were around about 10 times faster. Iron traps and neutral atoms, up to 1,000 times faster.

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Christian Weedbrook: So what that means, and it’s really intuition, is we’re computing… we’re working at the speed of light, which is the fastest thing you can think of. Electrons move, I can’t remember, something like a few percent of the speed of light.

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Christian Weedbrook: So our gates and everything else is much faster. So that’s… that’s a huge benefit of photonics. And, you know, if you… let’s say you keep everything equal, all the parameters you care about, it’s the same for everyone else. The other approaches, let’s say neutral atoms or ion traps, which some great folks doing some great work.

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Christian Weedbrook: if they took them… if it took them a year to solve a problem, well, that’s great, because, you know, presumably it would have taken millions of years using traditional computers, so you’re doing great. But for that same problem, everything being fixed, we can solve it in 8 hours. So it’s even better, using photonics from… from that point of view.

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John Jannarone: Great. Now, Christian, one question, I think you’ll have a good answer to this, about entering the public markets. While it is the case that IONQ and some of these others that are trading quite well now.

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John Jannarone: have now command very healthy valuations. It was a bit of a bumpy ride, so what I’m driving at is they wouldn’t have wanted to issue new shares in the market, say, 6, 12 months out, because they weren’t trading so well. Can investors rest assured that you have plenty of capital and you won’t get into a crunch like that?

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Christian Weedbrook: Yeah, all appearances so far in our budgeting indicates we won’t be in a cash crunch at all. I will say that, yeah, we’ve noticed the valuations go up and come back down. I think that’s kind of the nature of quantum computing until you hit this

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Christian Weedbrook: Large-scale quantum computer. But we’ll always do what we think is best for the shareholders, and if we do have a chance to, sort of.

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Christian Weedbrook: You know, our stock price is going really well, and it’s good for the shareholders. We’ll think about what options we may have.

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John Jannarone: Great. Now, Christian, whenever we interview an exciting new business like this that works in an existing world, say, with, you know.

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John Jannarone: multi-billion dollar public companies, I always ask, why aren’t they doing any of this themselves? Perhaps they are, but are you just better off with the freedom of being independent, to persevere on your own?

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Christian Weedbrook: Yeah, I think there’s definitely that side of things. There’s also the side of, you look at IBM and Google, they’re using a similar approach, they’re both using a similar approach of superconducting qubits.

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Christian Weedbrook: I always love the stories of, like, you know, a small amount of entrepreneurs going against the big guns and sort of winning.

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Christian Weedbrook: So that inherently appeals to me, and I think a lot of our folks here at Xanadu. Having said that, if you look under the hood, I think we probably have just the same amount, if not more, amount of people working on building a quantum computer than those folks. It’s just they’re in a very well-named company.

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Christian Weedbrook: But I do like the fact that we’re using photonics, obviously, and they’re using a different approach, so that’s how we compete with them. By using approach we think has many, many great benefits, particularly with scaling and networking as well, compared to their approaches.

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John Jannarone: I’m also curious, you know, Jarrett touched on this already, but you’ve been in this young industry about as long as anyone I’ve ever come across. Are there folks who are just now getting degrees and learning about it? I’m just wondering where the talent pool is, because there aren’t that many people like you who’ve been doing this for 10 years, Christian.

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Christian Weedbrook: That’s a good question. Yeah, I’ve been doing this 10 years from a commercial point of view, and started, really, in 2004 in academia, so I’ve been doing it for many years now.

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Christian Weedbrook: I think one of the greatest things that we’ve done at Xanadu is given jobs to PhD students.

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Christian Weedbrook: I think the first 80 or so hires were predominantly PhDs, and at that time, there was very few quantum companies where you could hire them, because, you know, they may want to leave physics, but a lot of them wanted to continue contributing to what they truly loved.

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Christian Weedbrook: And so, giving them that opportunity through a company like Xanadu has been great.

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Christian Weedbrook: The talent is, in the early days, we need a lot of PhDs. We need less PhDs these days, and that’s a good sign, because it means it’s coming… it’s been many years now where it’s come out of the lab, and it’s a lot more to do with engineering. So a specific example is.

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Christian Weedbrook: We’re looking to hire now, always, optical photonic engineers.

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Christian Weedbrook: We can hire them from… we don’t have to go to universities. We go to people like AMD, NVIDIA,

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Christian Weedbrook: and so forth. These chip design intel, and we hire from there, and the pool becomes dramatically larger then. So, I think the fact that it’s become more engineering and it’s getting closer to commercialization makes it much less esoteric than we were in the beginning when it comes to the talent pool.

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John Jannarone: Great. I’ve got a question here. It might surprise you, Christian, but indulge me. I’ve followed a number of tech companies from Australia, and they quite often wind up in Canada or the U.S. Is there something to that? Is it easier to attract capital in the more developed markets here in Canada, the United States, than it is in Australia, your home country?

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Christian Weedbrook: I don’t know, I actually just came here because of a job offer, so it wasn’t planning…

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Christian Weedbrook: to start something, it just kind of… things converged. I will say, with the time zone here being the same as the U.S, makes things dramatically easier. I just, you know, I needed to go to New York. I just got back from New York today, an hour flight.

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Christian Weedbrook: Just the practicality makes it much easier, and you’re also very close to the Silicon Valley, a 4- or 5-hour flight as well. So, I think it’s not impossible to build a great company in Canada, in Australia, and we’ve seen some of those, but it does make life a lot easier, at least from my point of view.

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John Jannarone: That makes a lot of sense. Well, speaking of geography, Christian.

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John Jannarone: Are you potentially able to go to virtually any market around the globe? I mean, I have to imagine there might be some, you know, political sensitivity in some countries, but look, you’re partnering with Mitsubishi, of course, Canada, the US, and it looks like it’s already pretty, geographically diverse around the globe.

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Christian Weedbrook: Yeah, it’s true. That’s what’s great also, getting back to the hiring side of things, is, you know, a lot of us have come from universities, and most major universities throughout the whole world have quantum, departments in quantum computing.

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Christian Weedbrook: folks working on the research there. So it is a global industry, and we’re seeing most, if not all, major governments around the world putting quite a lot of money into quantum computing. For instance, you know, we’re part of the QBI DARPA program.

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Christian Weedbrook: Which is a three-phase, $300 million program.

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Christian Weedbrook: We’re into Phase B now, one of only 11 companies. Canada has its own Canadian version of that called Canadian Quantum Champions Program. We’re in that as well. So all of this also helps, hopefully our investors realize that government funding is not slowing down in quantum computing, in quantum technologies in general, it’s actually increasing, and most Western countries and country, you know.

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John Jannarone: Countries all around the world, to be honest, realize the importance of quantum computing.

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John Jannarone: Braden.

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John Jannarone: No, huh?

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John Jannarone: Our team here is actually going to San Francisco. That’s all cybersecurity. Are there a lot of potential applications, just speaking broadly, for your tech in that sphere?

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Christian Weedbrook: Yeah, I mean, you know, quantum computing first came of age, theoretically, and got the interest of the US government, particularly in the 90s, when it was shown on paper that if you build a large-scale quantum computer, you could break the internet security, crack RSA and elliptic curve, so… Wow.

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Christian Weedbrook: inherently has, yeah. And quantum… but it was less of a threat in the 90s, because quantum computers hadn’t really been developed.

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Christian Weedbrook: But now we’re getting closer to large-scale quantum computers, which is getting closer to the threat, and theoretical results all the time are building… reducing the resources you need to build a large-scale quantum computer. So, it’s definitely a threat. There’s solutions. There’s post-quantum codes that replace RSA and elliptic curve, that need to be rolled out ASAP due to longevity of certain types of information.

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Christian Weedbrook: But quantum, in terms of, security and solutions, also offers a solution in terms of quantum security, where you can use our chips, to create, secure communication as well, using quantum photonics and lasers. So, there is a, there are solutions, so people shouldn’t be too worried about this.

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Christian Weedbrook: But it has been something on top of mind, and really why governments and defense forces around the world have been interested for many decades now.

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John Jannarone: Great, I want to ask about a couple of other applications, Christian. One is, are there simple, everyday things, like traffic lights, or other everyday things that we come across that could be optimized and done better, thanks to quantum computing? Believe it or not, after all these decades of trying to make it great, can you actually make the everyday person’s life better with some of that?

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Christian Weedbrook: I think so, like, the one that comes to mind, a few of them, actually, is pharmaceuticals, so drug discovery. Imagine having more targeted drugs. Imagine not having to wait 10 years on average to bring a drug to market.

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Christian Weedbrook: Imagine if you could do it a year or less, by having better candidates from the simulation stage. I mean, you know, we’ll all feel that, all of us, if that can be done. Material design, quantum chemistry, we work on next-generation batteries, so imagine a battery like your iPhone or iWatch that can last 10 times longer, or electric vehicle battery that can go 10 times longer range, or 10 times faster to charge.

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Christian Weedbrook: while all the while maintaining its safety properties. So they’re the big ones that come to mind. AI is another interesting one. The jury’s still out on the near-term applications there, but the first two are already things that could really change our life as well.

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John Jannarone: Great. Now, we have a somewhat technical question here, Christian, so try to… try to make this a layman’s answer to the extent you can. This idea of photonic loss, you know, that is these photons sneaking away, tell us about how it’s a problem, but it’s getting… the challenge you’re able to overcome gradually.

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Christian Weedbrook: Yeah, everyone has a problem with errors, and depending on your approach, either photons or electrons, you’ll have

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Christian Weedbrook: nature causing an issue. And nature causes an issue, it comes out for us in terms of loss, as you mentioned. I always think of loss as, you know, imagine if you take a laser pointer, we’ve all probably used a laser pointer at some point, and then you point your laser to the wall. You can see the imprint of the laser, you see where the dot is.

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Christian Weedbrook: Now, if you imagine yourself walking away 10 meters, 100 meters away from it, but still shining the laser, the spot becomes very diluted until, if you go far enough, it doesn’t even make the wall anymore.

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Christian Weedbrook: And that’s what’s happening, that’s lost, meaning the photons are not now making it to the wall, they’re getting lost. There’s, scattering, there’s absorption of things.

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Christian Weedbrook: So, so that’s what’s happening, but that also happens on a chip the size of a thumbnail.

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Christian Weedbrook: So loss happens on the millimeter and centimeter scales as well, not just if you go, you know, hundreds of meters away. And so that’s what we need to counteract. And we do that through error correction, that’s what everyone kind of uses. But we also do it by making the chips as smooth as possible. And so if there’s less roughness, the photons will make sure that most of them go from start to finish, where you want them to go.

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Christian Weedbrook: So anyways, that’s kind of our biggest challenge, and if you saw on the presentation day, we have a new chart there which shows our loss reduction over the last few years, and it’s headed in the right direction, and up to 200 times improvement since we started.

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John Jannarone: That is, in fact, what I was just looking at, Christian. Some viewers out there, like I said, it’s very easy to find on the investor relations site there. Oh, Christian, something else that our viewers almost always want to ask about, are there Wall Street or, you know, markets or algorithmic trading implications where this could be applied?

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Christian Weedbrook: I think so, we’ve worked on that with some banks before, so the answer is definitely yes, and things like portfolio optimization,

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Christian Weedbrook: options and derivative pricings, things like that. I would say, and unless there’s a big breakthrough theoretically, and there could be, that is more in the 2030s timeframe for applications. I think the lowest hanging fruit you can do with a few hundred, or up to 500 logical qubits, will be in the field of quantum chemistry and material design.

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John Jannarone: Great. I just want to go back to this topic, and just so I can explain this as clearly as possible.

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John Jannarone: If I’m going to choose an investment out there among these publicly traded companies, presumably there’s a lot of risk, but can I just drive home the point that you’ve made a great deal of progress

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John Jannarone: towards moving into, I know you have some revenue now, but into a model where it does begin to translate to financial numbers that a regular investor can understand.

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Christian Weedbrook: Well, I would say, my personal opinion of any stock is always, take the long-term view, 10, 20 years out. Just, you know, choose… make the best decision, just leave it there.

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Christian Weedbrook: That definitely applies with what we’re doing. As mentioned, 2029, 2030 is kind of the big years for us. So we’re not there yet, we’ve still got a few more years there, but I would still say still take that long-term approach.

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Christian Weedbrook: And in terms of the risk, anything that has the potential to change the world from a technology point of view has inherently risk associated with it. So I think once investors know that, and understand that, then you can be part of a world-changing technology like Xanadu.

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John Jannarone: But on that note, I would emphasize, Christian, correct me if I’m wrong, you’ve gone to great lengths to try to price this transaction to discount a lot of that risk, because we are looking a few years out, right?

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Christian Weedbrook: 100%, and you just have to look at our valuation compared to some of the other folks there. And as mentioned, we’ll be the first pure-play photonics company, and the fact that everyone has to use a certain amount of photonics as well. So, 100%, and, we’re, you know, my opinion, we’re a great value, and, looking to see, you know, how the investors see us as well.

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John Jannarone: Alright, now you don’t have to answer this one, Christian, but someone has asked, did you ever consider selling the company to a strategic? You have all these investors who are interested in it, rather than going solo?

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Christian Weedbrook: We’ve never had to… we’ve never come across that, so no one’s ever offered, at least seriously offered to buy us, so thankfully we’ve never had to consider that. But honestly, if someone did, it’d be very unlikely, because, you know, we… we feel like we have a chance to be one of the great companies.

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John Jannarone: Great. Now, obviously, I’m looking to close this very soon here, the next several weeks, I believe. What are you most excited about as far as, the operating business coming up for the remaining three quarters of 2026?

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Christian Weedbrook: Honestly, you know, it’s gonna be a great day ringing the bell, both in NASDAQ and Toronto Stock Exchange, so not taking anything away from that, but honestly, I’m just looking forward to getting back to work.

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Christian Weedbrook: We’ll be well capitalized, we’ve got a great approach, we’ve got photonic approaches going well, we’ve got Penny Lane, and so I’m just happy, and I think all the team is, too, just getting back to work and achieving the goals that we’ve laid out, and looking forward to building a large-scale quantum computer. So really, it’s just heads down, back to work for us now.

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John Jannarone: Great. Just one last point. I think this is important to emphasize. You’ve talked about Penny Lane, but I just want to make sure that our viewers here understand. The amount of use on Penny Lane is very significant and continues to climb, right? Can you just give us a snapshot of how that looks?

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Christian Weedbrook: Yeah, I would say it’s in the investor deck. I can’t remember off the top of my head the actual numbers, but folks can see that. It’s 200,000, you know, you might have the numbers there, of downloads. So it’s going remarkably well, and it continues to increase.

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Christian Weedbrook: The way I look at it is every hardware needs software. Forget about quantum, just as a general statement, and so…

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Christian Weedbrook: We’ve… what we’ve done is made Penny Lane have as many lower barriers to entry as possible, so it’s open source, it’s built on Python, it works on many hardware providers out there, and that’s why people are excited. It’s taught in over 150 universities around the world in over 30 countries, so there’s just a genuine love by developers for using Penny Lane.

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John Jannarone: All right, Christian, well, this has been an action-packed interview. It’s a delight to have you here, from up in Canada, to our viewers worldwide, and we thank all of you who watched and asked some questions. As I mentioned at the onset here, the full replay will be available in an hour or so. Just go to our homepage, ipo-edge.com, or to your Bloomberg or Reuters terminal, look up CHAC, which trades on NASDAQ or on Yahoo Finance, you’ll find it there.

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John Jannarone: Along with some highlights. Christian, thank you so much for joining us today.

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Christian Weedbrook: Thanks, John. Thanks, Jared, appreciate it.

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Jarrett Banks: Good to meet you.

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Christian Weedbrook: You too.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; pro forma enterprise value of the combined company; market capitalization of the combined company; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; projections regarding Xanadu’s ability to commercialize new products and technologies and the timing thereof; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; Xanadu becoming the first and only publicly traded pure-play photonic quantum computing company; and the expected timing of closing of the business combination.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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